Exhibit 12.1

Ratio of Earnings to Fixed Charges

(amounts in thousands)

	Fiscal Year Ended				May 29, 2005 to April 12,	April 13, 2006 to June 3,
	2002	2003	2004	2005	2006	2006
Earnings:
Income (Loss) before Provision for Income Taxes	$114,809	$113,332	$114,980	$172,251	$150,944	$(36,982)
Plus: Fixed Charges	35,481	39,371	44,445	47,775	42,045	29,223

	$150,290	$152,703	$159,425	$220,026	$192,989	$(7,759)

Fixed Charges:
Gross Interest Expense	$965	$2,779	$5,863	$7,132	$4,609	$18,093
Amortization of Deferred Debt Charges	31	31	75	98	495	5,283
Estimate of Interest Expense Within Operating Leases	34,485	36,561	38,507	40,545	36,941	5,847

	$35,481	$39,371	$44,445	$47,775	$42,045	$29,223

Ratio of Earnings to Fixed Charges	4.2x	3.9x	3.6x	4.6x	4.6x	*

Three Months Ended

	August 27, 2005	September 2, 2006
Earnings:
Income (Loss) before Provision for Income Taxes	$(25,949)	$(90,058)
Plus: Fixed Charges	12,255	48,667

	$(13,694)	$(41,391)

Fixed Charges:
Gross Interest Expense	$1,813	$35,414
Amortization of Deferred Debt Charges	24	2,544
Estimate of Interest Expense Within Operating Leases	10,418	10,709

	$12,255	$48,667

Ratio of Earnings to Fixed Charges	*	*

*	Due to losses for the period, the coverage ratio was less than 1:1. BCFWC would have to generate additional pretax earnings of $37.0 million, $25.9 million and $90.1 million to achieve a ratio of 1:1 for the periods April 13, 2006 through June 3, 2006, three months ended August 27, 2005 and the three months ended September 2, 2006, respectively.